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                              April 3, 2024

       Bernadette Madarieta
       Chief Financial Officer
       Lamb Weston Holdings, Inc.
       599 S. Rivershore Lane
       Eagle, Idaho 83616

                                                        Re: Lamb Weston
Holdings, Inc.
                                                            Form 10-K for the
Year Ended May 28, 2023
                                                            Form 10-Q for the
Quarter Ended November 26, 2023
                                                            Response dated
March 21, 2024
                                                            File No 001-037830

       Dear Bernadette Madarieta:

              We have reviewed your March 21, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13,
       2024 letter.

       Response Letter Dated March 21, 2024

       Form 10-Q for the Quarter Ended November 26, 2023
       Note 12. Segments, page 15

   1.                                                   We note from your
response to our prior comment 2, that you will revise the
                                                        reconciliation of your
segment profitability measure to remove the line item for income
                                                        (loss) from operations
including equity method investment earnings. Please note that the reconciliation should
also be revised to total the segment measures of profitability and to reconcile to income
before income taxes, rather than net income. See guidance in ASC
                                                        280-10-50-30(b).
 Bernadette Madarieta
Lamb Weston Holdings, Inc.
April 3, 2024
Page 2

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameBernadette Madarieta                   Sincerely,
Comapany NameLamb Weston Holdings, Inc.
                                                         Division of
Corporation Finance
April 3, 2024 Page 2                                     Office of
Manufacturing
FirstName LastName